SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934

AMRECORP REALTY FUND II
(Name of Subject Company)

AMRECORP REALTY FUND II
(Name of Persons Filing Statement)

LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Robert J. Werra
General Partner
Amrecorp Realty Fund II
2800 North Dallas Parkway, Suite 100
Plano, Texas 75093
(972) 836-8000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

Copies of communications to:
C. William Blair, Esq.
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, Texas 76102
Telephone: (817) 878-3553

□ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     Amrecorp Realty Fund II, a limited partnership organized under the laws of the State of Texas (the "Partnership"), is the subject company. Robert J. Werra is the individual general partner of the Partnership. The principal executive offices of the Partnership are located at 2800 N. Dallas Parkway, Suite 100, Plano, Texas 75093. The business telephone number of the Partnership is (972) 836-8000. The title of the class of equity securities to which this Statement relates is units of limited partnership interests of the Partnership (the "Units"). As of November 30, 2006, there were 14,544 Units outstanding.

Item 2. Identity and Background of Filing Person.

     The name, business address and business telephone number of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     This Statement relates to an offer by MPF-NY 2006, LLC; Steven Gold; MPF Senior Note Program I, LP; MPF De Waay Fund 4, LLC; MPF Income Fund 24, LLC; MP Value Fund 7, LLC; and MPF Falcon Growth Fund 2, LLC (collectively, the "Offerors") to purchase 14,534 Units at a purchase price of $85 per Unit (now $60 per Unit, see Item 8 below), less the amount of any distributions declared or made with respect to the Units between November 22, 2006 and December 29, 2006, or such other date to which that offer may be extended, in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase is an Exhibit to the Tender Offer Statement on Schedule TO, dated November 22, 2006 (the "Schedule TO"), as filed by the Offerors with the Securities and Exchange Commission on or about November 22, 2006. As stated in the Schedule TO, the principal executive offices of the Offerors is c/o MacKenzie Patterson Fuller, LP, 1640 School St., Moraga, California 94556.

Item 3. Past Contracts, Transactions, Negotiations and Agreements

      The Partnership has no material contract, agreement, arrangement or understanding between it, its general partner or other affiliates on the one hand and any of the Offerors, their executive officers, directors or affiliates on the other.

     Robert J. Werra is the general partner of the Partnership and as such controls and directs the business of the Partnership in accordance with the limited partnership agreement of the Partnership. The Partnership has entered into a management agreement, dated as of February 1, 1991 (the "Management Agreement"), with Univesco, Inc., a Texas corporation ("Univesco"), which is 83% owned by Robert J. Werra. Under the terms of the Management Agreement, Univesco acts as the managing agent with respect to the Partnership's properties and may also engage other on-site property managers and other agents to the extent it considers appropriate. For these services, Univesco receives a management fee with respect to the properties actually managed equal to the lesser of (i) 5% of the Partnership's gross receipts from such properties or (ii) an amount which is competitive in price or terms with other non-affiliated persons rendering comparable services which could reasonably be made available to the Partnership, as well as reimbursement of its administrative expenses. During the years ended December 31, 2005, 2004, and 2003 Univesco received management fees of $46,996, $46,615, and $45,528 respectively, and an administrative service fee of $5,472 in each of such years. As a result of the foregoing, Univesco could be deemed to have a potential conflict of interest with the Offerors. The limited partnership agreement of the Partnership provides for removal of the Partnership's general partner upon the vote of limited partners holding a majority in interest of the outstanding Units. If the Offerors acquire more than 7,262 Units, which is approximately one-half of the Units that the Offerors are seeking to acquire pursuant to the Offer, the Offerors will own a majority of the outstanding Units upon completion of the Offer and could remove Robert J. Werra from his position as general partner and terminate the Management Agreement. Accordingly, Robert J. Werra and Univesco may have an interest in recommending that the Offer be rejected.

Item 4. The Solicitation or Recommendation

     (a) Recommendation. The Partnership is not making a recommendation regarding the Offer and is expressing no opinion of, and is remaining neutral toward, the Offer.

     (b) Reasons for the Recommendation. Because there is no established trading market for the Units, nor is there another reliable standard for determining the fair market value of the Units, the Partnership does not believe that it has enough information to evaluate the Offer at this time. Furthermore, Robert J. Werra, the general partner of the Partnership, has informed the Partnership that he intends to propose to purchase from the Partnership its final remaining property. See Item 7 below. The Partnership understands that, although there is no assurance that a sale will be completed, Mr. Werra intends to make the purchase as soon as practicable. Details of the possible sale have not been established, but Mr. Werra has stated that he intends for the purchase price of the property to be at fair market value. If such a sale were completed, the Partnership would no longer have any operating assets, and the Partnership would be liquidated and the cash distributed to the partners in accordance with the limited partnership agreement.

     In attempting to ascertain the value of the Partnership, limited partners might consider the following historical financial information. In connection with a refinancing of the property in December 2004, the property was appraised for $4,900,000 as of September 28, 2004. Robert J. Werra believes the fair market value of the property is at least $5,000,000. At September 30, 2006, the Partnership had additional liquid assets in the amount of $569,425, and liabilities of $4,011,638. These amounts (using a property value of $5,000,000) indicate an approximate net value of $1,194,187 (adjusted for the November 24, 2006 distribution to limited partners of $363,600), equivalent to at least $82 per Unit. See Item 8 below. Upon liquidation of the Partnership, the limited partners would be distributed the net assets minus the amount of any reserves established by the general partner deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership or of the general partner that arise out of the Partnership.

     (c) Intent to Tender. To the knowledge of the Partnership, neither its general partner nor any affiliate of its general partner currently intends to tender or sell Units that are held of record or beneficially by such person.

Item 5. Person/assets, retained, employed, compensated or used

     Except for assets of the Partnership used in connection with the preparation of this Schedule 14D-9, no officers, class of employees or assets of the Partnership have been or are expected to be employed or used by the Partnership in connection with the Offer, or responding thereto.

Item 6. Interest in Securities of the Subject Company

     On November 7, 2006 Paul Ivanoff, an officer of Univesco, Inc., purchased 3 Units at $50 per Unit in a private transaction.

Item 7. Purposes of the Transaction and Plans or Proposals

     Robert J. Werra, the general partner of the Partnership, has informed the Partnership that he intends to propose a purchase from the Partnership of its final remaining property. Although no agreement in principle has been reached nor has a proposed purchase price been established, Mr. Werra has indicated that that he intends for the purchase price of the property to be at fair market value. The Partnership's limited partnership agreement requires that any such sale receive the prior consent of limited partners owning 66⅔% of the Units outstanding. Although there is no assurance that a sale will occur, upon a sale of the property, the Partnership would no longer have any operating assets, and the Partnership would be liquidated and the remaining cash distributed to the partners in accordance with the limited partnership agreement.

Item 8. Additional Information

     According to the Offer to Purchase, the $85 per Unit Offer price would be reduced by the amount of any distributions declared or made with respect to the Units between November 22, 2006 and the expiration of the Offer. Because the Partnership made a $25 per Unit distribution on November 24, 2006, the purchase price in the Offer should be reduced to $60 per Unit.

Item 9. Exhibits

     (a) None

     (e) Management Agreement, dated as of October 20, 2004, with Univesco, Inc

     (g) None

                                                                                                                            Signature

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                                                                                            AMRECORP REALTY FUND II

Date: December 7, 2006                                                                                    By: /s/ Robert J. Werra
                                                                                                                                     Robert J. Werra
                                                                                                                                     General Partner